PART II

<p align="center">**OFFERING MEMORANDUM DATED APRIL 29, 2024**</p>



<p align="center">**5900 Balcones Drive**
Suite 13912
Austin, Texas 78731
(737) 234-0198</p>

<p align="center">**SPV INTERESTS REPRESENTING**
UP TO $1,000,000 WORTH OF SENIOR CONVERTIBLE PROMISSORY NOTES</p>

<p align="center">**Minimum Investment Amount: $100**</p>

Heroic Enterprises, Public Benefit Corporation, a Delaware public benefit corporation ("Heroic" "the company," "we," or "us"), is offering up to $1,000,000 worth of Senior Convertible Promissory Notes ("CF Notes"). The investment will be made through Heroic CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $50,000 (the "Target Amount"). The company reached the Target Amount on November 24, 2023. The company may accept subscriptions until April 30, 2025 (the "Termination Date").

In this offering, the terms "Heroic," "we," "our," "us" and "the company" refer to Heroic Enterprises, Public Benefit Corporation (and Optimize Enterprises, Public Benefit Corporation, which was merged into the company).

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering

materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act"), we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Heroic was founded on November 13, 2020 to help create a world in which 51% of the world's population is flourishing by the year 2051. How? We're building a social training platform to help people move from theory to practice to mastery together so they can show up as the best, most heroic versions of themselves. Our products are currently offered via web-based and mobile platforms directly to our customers. John Mackey, co-founder & former CEO of Whole Foods Market, says that "Heroic is the best self-development platform in the world."

On September 30, 2021, the company merged with Optimize Enterprises, Public Benefit Corporation, a Delaware public benefit corporation ("Optimize"), with the company being the surviving entity. Our CEO and founder, Brian Johnson, was also the CEO and founder of Optimize. The Crowdfunding SPV, Heroic CF SPV, LLC was organized on April 21, 2022, and has no purpose other than to hold the securities to be issued by the company and pass through the rights related to those securities.

Principal Products

The company currently offers monthly and annual membership products, along with a coach certification that is available for a one-time fee and completion of required curriculum. Currently, the company's products are delivered via mobile apps (iOS + Android) and a web-based platform.

No individual customer represents a significant portion of revenue.

Heroic Premium Membership

Heroic Premium is a paid membership to our social training platform that empowers people to move from theory to practice to mastery together so they can show up more consistently as the best, most heroic versions of themselves. The product was released on iOS on April 9, 2022 and on Android two months later. Since then, the company has added many features to the product, including search, meditations, all the content acquired from Optimize (Philosopher's Notes, +1s, and 101 Classes), and social community engagement. The company plans to introduce new features in the future.

As of the date of this Report, the Heroic Premium membership subscription retails for $14.99/month and $99.99/year, with a Lifetime Membership option for $499.99. The actual monthly, annual, or lifetime membership may be higher or lower than the current price. The company has in the past conducted and intends in the future to conduct promotional pricing. Lifetime memberships were re-introduced for a limited time in December 2023.

Heroic Coach

Heroic Coach is a 300-day certification program for helping people to become the best versions of themselves, in service to something bigger than themselves, while learning to help others do the same. The program includes a guided, cohort-completed curriculum of digital content (video lessons, worksheets, reflections, and practices) and access to live coaching calls for individualized support. As of the date of this Report, Heroic Coach retails for $4,999.00 (with payment-plan options available). This gives participants lifetime access to course content plus one year of access to live coaching sessions, and connection with a small group of other participants for accountability/support. The company plans to offer additional access to live coaching sessions separately. The company has in the past conducted and intends in the future to conduct promotional pricing.

Over 13,000 people from 115+ countries have joined Heroic Coach. The program is delivered via mobile apps, a web-based platform, and video-conferencing software.

Heroic 1-on-1 Performance Coaching

Heroic 1-on-1 Performance Coaching provides the opportunity for organizations and individuals to receive personalized, 1-on-1 support from a certified Heroic Performance Coach. Introduced in the B2B market in January 2024 and the B2C market shortly thereafter in February 2024, this offering gives participants access to the Heroic Premium membership, two 50-minute coaching sessions (delivered virtually via video-conferencing or phone) each month, and text/email support from their coach in-between sessions.

As of the date of this Report, Heroic 1-on-1 Performance Coaching is priced on a per-contract basis for organizational/enterprise clients and is offered at $300/month for the consumer market.

Additional Products

The company also sold a product, Heroic Mastery, starting in January 2023. This product provides people with access to live coaching sessions and a curriculum of digital content (video lessons, worksheets, reflections, and practices). As of the date of this Report, the company is not actively promoting this product, though it may choose to do so again in the future.

Corporate Partnerships

Heroic began prioritizing corporate partnerships in 2023. These corporate partnerships are formed to help companies and organizations increase their performance by increasing the flourishing of their employees and teams. Corporate client relationships are set up to deliver a range of products and services to the organization, including Heroic Premium memberships, Heroic Coach program enrollments, access to 1-on-1 Heroic Performance Coaches for employees, keynote speeches, workshop events, and virtually-delivered onboarding, training, and coaching sessions.

Heroic saw initial success across multiple Corporate Partnership pilots this year and plans to use the data gathered to continue expanding the impact of this offering. The exact product offerings and fees charged will vary based on the individual organization and their needs.

The company may pursue additional Corporate Partnerships in the future and may elect to expand or limit what it offers in future corporate partnerships.

Book Publishing

Heroic entered a publishing agreement with Blackstone Audio Inc. to publish, promote, and distribute books (print, audio, and e-book formats), starting with *Areté: Activate Your Heroic Potential*, a book written by Brian Johnson, Heroic's Founder + CEO, which has sold over 50,000 copies. The proceeds from sales of these books will be split by Blackstone and Heroic subject to the agreement between the parties.

The company intends to publish additional books in the future.

Scholarship Program

Heroic entered into a fiscal sponsorship agreement with Realize Impact on February 24, 2023. The purpose of this agreement is to provide scholarships for memberships/enrollment into each of Heroic's educational offerings for individuals experiencing financial hardship. This agreement provides an opportunity for

individuals, corporate partners, and foundations to donate funds tax free to further the mission of Heroic. These funds must be used solely for the purposes of the project described in the agreement between Realize Impact and Heroic Enterprises. The company may elect to fund additional scholarships that are not directly supported by donated funds via Realize Impact.

Market

Heroic is a self-development product. Customers of Heroic are likely to be represented in the personal development industry. According to a study published by Precedence Research in 2024 (*Personal Development Market*) the global personal development industry was valued at $47.43 billion in 2023 and is predicted to reach $76.13 billion by 2032, expanding at a compound annual growth rate (CAGR) of 5.4% from 2023-2032.

Competition

The self-improvement industry is large and highly competitive. We compete with direct-to-consumer self-improvement app providers (such as Udemy, MasterClass, Calm and many smaller companies), online coaching programs and coach certification programs (such as Institute for Integrative Nutrition and Health Coach Institute), and B2B/B2C providers of online coaching services (such as BetterUp).

We respond to our competition by striving to create high-quality products, while backing up claims with empirical data.

Third-Party Service Providers

As a creator of digital products, our primary inputs are the intellectual and creative output of our internal team and partners. Our partners contribute to facets including product design and development, customer acquisition, financial reports, and infrastructure maintenance.

Notable partners have included MetaLab, the company with which we partnered to create the MVP of our Heroic social training platform. MetaLab played a role in designing and concepting for Slack, Tinder, and Uber Eats.

Employees

As of the date of this Report, we have 8 full-time employees. We adopted an equity incentive plan on September 8, 2021 (the "Plan"). 2,500,000 shares of the company's Series 1 Common Stock are currently eligible for issuance pursuant to the Plan. As of the date of this Report, there are stock options to purchase 1,839,245 shares of the Company's Series 1 Common Stock, in the aggregate, outstanding under the Plan.

We also engage contractors on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

Heroic is subject to regulations that impact digital products and subscription payments. This environment has been stable in recent years. There are exceptions, however, including recent rule changes from the Reserve Bank of India (RBI) adding new requirements for companies to charge subscription/recurring payments. Given Heroic's global customer base, future regulatory changes in this space could impact how we collect revenue from our customers.

Intellectual Property

The company holds the following trademarks:

Type	Mark	Serial Number	Publication Date
Word	Heroic Public Benefit Corporation	90463027	September 7, 2021
Design		90463033	September 7, 2021
Design		97333355	April 11, 2023

The company has no other registered intellectual property.

Effective protection of our intellectual property may be unavailable or limited in some jurisdictions outside the United States. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Litigation

The company is not currently engaged in any litigation and is not aware of any pending litigation.

The Company's Property

The company's workforce is completely remote; the company does not currently lease any commercial space.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks to which all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Related to the Company

The company is a development-stage company.

Heroic was formed in 2020 and on September 30, 2021, the company merged with Optimize Enterprises, Public Benefit Corporation, a Delaware public benefit corporation ("Optimize"), with the company being the surviving entity. Optimize made its first sales in 2017 and Heroic made its first sales in 2021. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Heroic's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. Heroic will only be able to pay dividends on any shares issuable on conversion of the CF Notes once Heroic's Board of Directors determines that it is financially able to do so.

Our management has raised substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report.

We are currently dependent on additional fundraising to sustain our ongoing operations. As our flagship Heroic product launched on April 9, 2022, and as we have been investing heavily in the research, design, and development for the product, we have a history of losses and have projected operating losses and negative cash flows for the next several months. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital, there is substantial doubt of our ability to continue as a going concern. Therefore, our independent registered public accounting firm included a going concern note expressing substantial doubt about the company's ability to continue as a going concern in its report on our audited financial statements for the years ended December 31, 2023 and 2022. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. We cannot assure you that the company will be successful in raising funds in this offering or acquiring additional funding at levels sufficient to fund its future operations beyond its current cash runway. If the company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy, or terminate its operations entirely.

The company may experience future losses as it implements its business strategy and will need to generate significant revenues to achieve profitability, which may not occur.

We have incurred net losses since our inception, and we may continue to incur net losses in the future. To date, we have funded our operations from both revenues and the sale of equity and debt securities and other financing arrangements. We may increase operating expenses as we implement our business strategy, which include product development and engineering, sales and marketing, customer support, and general and administrative expenses and, as a result, we expect to incur additional losses and continued negative cash flow from operations for the foreseeable future. We will need to generate significant additional revenues to achieve profitability. We cannot assure you that we will ever generate sufficient revenues to achieve profitability. If we do achieve profitability in some future period, we cannot assure you that we can sustain profitability on a quarterly or annual basis in the future. In addition, we may not achieve profitability before we have expended the proceeds to be raised in this offering. If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations or cannot be adjusted accordingly, our business, operating results and financial condition will be materially and adversely affected.

We cannot assure you that we will effectively manage our growth.

We cannot assure you that we will be able to grow the company's revenues and earnings. The growth of the company is contingent upon various factors, including market acceptance, competition, access to capital, ability to employ effective employees, and to otherwise attract and retain key personnel. To manage the anticipated future growth and carry out the company's plans for the development and commercialization of the company's products and services, the company will need to recruit and retain qualified management and personnel across a wide range of operational, sales and financial capabilities. Competition for executive and key personnel is intense. The company may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of the company's operations geographically may lead to significant costs and may divert the company's management and business development resources. Any ability to manage the company's growth or complications involving management of the company's growth could delay execution of the company's business plan or disrupt the company's operations.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity that may be issued upon any conversion of the CF Notes.

We expect to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. Any ownership interest you may have in the company will likely be diluted and could be subordinated.

Heroic is seeking to raise up to $1,000,000 in this offering. In order to fund future growth and development, the company will likely need to raise additional funds in the future by offering shares of its common stock, preferred stock and/or other classes of equity or debt that convert into shares of preferred or common stock, any of which offerings would dilute the ownership percentage that investors in this offering would hold if the CF Notes convert. Furthermore, if and when the company raises debt or issues preferred stock, the holders of the debt will have priority over holders of common and preferred stock, and holders of preferred stock will have priority over holders of common stock including, if the CF Notes convert to common stock, shares that may be issuable upon conversion of the CF Notes in this offering, and the company may accept terms that restrict its ability to incur more debt.

The company depends on its founder.

The company depends on the skill and experience of our founder, Brian Johnson. If the company is not able to call upon Mr. Johnson for any reason, its operations and development could be harmed.

Competitors may be able to call on more resources than the company.

Although the company believes that the Heroic platform is unique, it is not the only self-improvement product on the market, and the company must compete with a number of other approaches. Additionally, competitors may replicate Heroic's business ideas and produce directly competing products. These competitors may be better capitalized than Heroic, which would give them a significant advantage.

The company may not be successful in marketing its products to its customers.

The company's operating results may fluctuate significantly from period to period as a result of a variety of factors. There is no assurance that the company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the company's revenues may vary, and the company's operating results may experience fluctuations.

Our trademarks could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. If competitors are able to bypass our trademark and copyright protection without obtaining a sub license, it is likely that the company's value will be materially and adversely impacted. This could also impair the company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

The company is vulnerable to hackers and cyber-attacks.

Although we are following industry best-practices on data privacy and infrastructure redundancy, any internet-based business may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service to our products and services or in software systems could reduce the attractiveness of the platform and result in a loss of customers willing to use our products and services. Further, we rely on third-party technology providers (like Amazon Web Services) to provide some of our back-end technology. Any disruptions of services or cyber-attacks either on our technology provider or on the company could harm our reputation and materially negatively impact our financial condition and business.

Risks Related to an Investment in Our Securities

There is no current market for the company's securities.

There is no formal marketplace for the resale of the company's securities. Our securities are illiquid and there will not be an official current price for them, as there would be if the company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time.

Your ability to transfer your securities may be limited.

The Note Purchase Agreement that the Crowdfunding SPV will enter into with the company (the "Note Purchase Agreement") contains a "market stand-off" provision applicable to shares of the company's capital stock into which the CF Notes may convert in the event of an initial public offering, which may limit or delay an investor's ability to transfer such shares, in the event of liquidation of or a distribution of such shares from the Crowdfunding SPV for a period of time surrounding such an offering. Likewise, the subscription agreement that investors will enter into contains an identical "market stand-off" provision limiting your ability to transfer any shares of the company's capital stock as a result of a liquidation of the Crowdfunding SPV. See "Securities Being Offered and Rights of the Securities of the Company" for further information.

Additionally, the company's Amended and Restated Bylaws contain a "right of first refusal" provision that would limit your ability to transfer any shares of the company's capital stock. A right of first refusal provision requires that a stockholder provide notice to the company of their intention to sell their securities and the price and terms of such sale. The company would be entitled to purchase such securities on the same terms as identified in the notice. The company's Amended and Restated Bylaws also restrict any sale, assignment, pledge or other transfer of the shares of its capital stock without the prior written consent of the company, including a prohibition on transferring any securities of the company to a competitor, except in certain circumstances. This provision will be enforceable against the Crowdfunding SPV initially and against an investor in this offering upon dissolution and liquidation of the Crowdfunding SPV.

The company is controlled by its founder; Investors will have limited ability to impact or otherwise influence corporate decisions of the company.

The company's founder, Brian Johnson, currently holds approximately 95% of the company's voting stock, either individually or jointly with his wife, and at the conclusion of this offering will continue to hold a majority of the company's voting power. Investors in this offering have no voting rights in the company through the SPV interests of the Crowdfunding SPV that holds the CF Notes and, even if the Crowdfunding SPV converts the CF Notes to common stock and distributes such shares of common stock to the investors in this offering, it will not have the ability to control a vote by the stockholders or the board of directors. Moreover, the note purchase agreement that the Crowdfunding Issuer will execute in connection with this offering grants an irrevocable proxy to the company's CEO to vote any shares of Common Stock and any other securities of the company that the Crowdfunding SPV may acquire on all matters put to a vote of the stockholders. Furthermore, to the extent investors ever hold shares, their transferees must agree to be bound by the terms of the proxy. For more information, see "Securities Being Offered and Rights of Securities of the Company – Convertible Notes -- Proxy."

The company may apply the proceeds of this offering to uses that differ from what is currently contemplated and with which you may disagree.

We will have broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways in which you may not agree. We currently intend to use the proceeds of this offering to fund product development and engineering, customer experience and support and selling, general and administrative expenses. While we expect to use the proceeds of this offering as described in this Offering Memorandum, we may use our remaining cash for other purposes. We cannot assure that any investment of the proceeds will yield a favorable return, or any return at all.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "Crowdfunding SPV" in this offering. That means that you will invest in Heroic CF SPV, LLC, and become a member of the Crowdfunding SPV, and that investment will fund the purchases of the CF Notes by the Crowdfunding SPV. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the CF Notes. It may not always be possible to replicate those rights exactly, however, because the Crowdfunding SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. Before March 15, 2021, this sort of arrangement had not been used for investing, and has not been used often since the change in the securities laws, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities law. The structure of the Crowdfunding SPV is explained further in "Securities Being Offered." The Crowdfunding SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before that date, so there may be delays, complications and unexpected risks in that process.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act of 1933 (the "Securities Act") creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection

provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Using a credit card to purchase the SPV interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to

other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The custodial arrangement employed in the company's earlier crowdfunding offering may raise issues for the company. No regulator has given their approval of the form of the arrangement with the custodian.

In 2021, the company conducted an offering of shares of its Series Seed Preferred Stock on the portal operated by Wefunder Portal LLC ("Wefunder") under Regulation Crowdfunding. In order to invest in that offering, investors agreed to become a party to a subscription agreement with the company, and a Custodian and Voting Agreement with XX Investments, LLC (the "Custodian and Voting Agreement"), under which XX Investments, LLC (the "Custodian") holds title to the shares of Series Seed Preferred Stock for the benefit of the investor. The company chose to participate in the program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. As part of the Custodian and Voting Agreement, investors granted the Custodian the right to vote their shares purchased in the crowdfunding offering. The Custodian will vote the shares as directed by a "Lead Investor" appointed by the company who is supposed to represent the interests of investors. The company relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If the arrangement with the Custodian is challenged by the Commission staff, the company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Brian Johnson	CEO	November 13, 2020 - Present	Full time
Directors:			
Brian Johnson	Director	November 13, 2020 - Present	n/a
Significant Employees:			
Michael Balchan	President + Head Coach	March 2024 - Present	Full time

Brian Johnson, CEO, Director

Brian Johnson is our Founder, CEO, and a member of the Board of Directors. He has served in those positions since the founding of the company in November 2020 to present date.

Johnson has spent half of the last twenty-five years as a Founder/CEO and the other half as a Philosopher. Prior to founding Heroic, he was the Philosopher and CEO of Optimize Enterprises, Public Benefit Corporation since its founding in February 2017.

As a Founder/CEO, Johnson has raised more than $20 million in funding. He built and sold two market-leading social platforms: eteamz (where he served as Founder & CEO from 1998-2001) that serves 3M teams worldwide including Little League Baseball and was sold to the Active Network in 2000 and Zaadz (where he served as Founder & CEO from 2004-2007) that raised $3 million from investors including John Mackey (CEO of Whole Foods) before selling to Gaiam (GAIA).

As a Philosopher, he's served tens of thousands of people from every country in the world, from 2008 to present date with the PhilosophersNotes, Optimize, and Heroic memberships, and has trained over 13,000 people from 115+ countries with the Heroic Coach program—which has been demonstrated to change lives.

He holds a B.A. degree in Psychology and Business (Phi Beta Kappa) from UCLA.

On September 7, 2021, Johnson entered into a proprietary information and inventions agreement with the company.

Michael Balchan, President and Head Coach

Michael Balchan is currently our President and Head Coach. He was a part of Heroic's founding team, having served previously as Chief of Staff and Head Coach. He has served in the position of President and Head Coach since March 2024. Prior to Heroic, he was the President and Head Coach of Optimize Enterprises, Public Benefit Corporation.

Michael has worked closely with Heroic CEO Brian Johnson since late 2018, when he helped to launch and lead our Coach certification program. He has been deeply involved in Heroic's strategy, product, execution, and team development.

Michael comes from a hands-on background applying Brian's teachings towards leadership and performance, including in financial derivative markets as a Senior Trader and Head of Training at Consolidated Trading (2009-2016), as well as through a private executive and leadership coaching practice (2016-2019).

He holds a B.A. degree in Economics from Harvard University.

On November 15, 2022, Balchan entered into a proprietary information and inventions agreement with the company.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of April 15, 2024:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Brian Johnson	14,794,791 shares of Series 2 Common Stock (1)	95%

Mr. Johnson owns 10,095,763 shares of Series 2 Common Stock individually and 4,698,728 shares of Series 2 Common Stock jointly with his wife. Mr. Johnson holds 64.84% of the voting power individually and 30.18% of the voting power jointly with his wife.

USE OF PROCEEDS

The following table sets forth the uses of proceeds as percentages for our target offering amount and maximum amount we will accept in this offering. For further discussion, see the section entitled "Financial Discussion—Plan of Operations."

Purpose or Use of Funds	Allocation After Offering Expenses for a $50,000 Raise	Allocation After Offering Expense for a $1,000,000 Raise
Product Development and Engineering	19%	45%
Customer Experience and Support	0%	9%
Selling, General and Administrative	0%	35%
Legal and Consulting Fees	75%	5%
Wefunder Intermediary Fee	6%	6%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Fruci & Associates. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum.

Overview

Heroic was founded on November 13, 2020 to help create a world in which 51% of the world's population is flourishing by the year 2051. How? We're building a social training platform to help people move from theory to practice to mastery together so they can show up as the best, most heroic versions of themselves. Our products are offered via web-based and mobile platforms directly to our customers. The company's business model is to sell monthly and annual recurring subscriptions (memberships) to the Heroic social training platform, access fees to its Heroic Coach program, and subscriptions (memberships) to its Heroic 1-on-1 Performance Coaching offering.

On September 30, 2021, the company merged with Optimize, with the company being the surviving entity. While Optimize was acquired in September 2021, as it was under common control, the merger was recognized retroactively in our financial statements as of and for the years ended December 31, 2020 and 2021 as if it occurred on December 31, 2019, including with regards to presentation of the beginning equity and share balances reflective on an as-converted basis as if the merger had occurred at the beginning of the periods presented in the financial statements.

The Crowdfunding SPV, Heroic CF SPV, LLC was organized in 2022 and has no purpose other than to hold the securities to be issued by the company and pass through the rights related to those securities.

Results of Operations

Factors Affecting Operating Results

We currently generate revenue from monthly and annual memberships to the Heroic social training platform, as well as access fees to the Heroic Coach program. The company has in the past offered and intends in the future to also offer Lifetime memberships to both the Heroic social training platform to the Heroic Coach program. Before July 2022, the company only offered annual memberships.

The company collects revenues in advance and, in the case of annual and lifetime memberships, initially records them as deferred revenues. Annual memberships are recognized monthly over the membership period on a straight-line basis, while lifetime memberships are recognized over a two-year period as the company estimates that a customer receives the most benefit from the membership during their first two years.

The company has determined that its performance obligations in relation to Heroic Coach are satisfied through the passage of time of the underlying plan period, which are annually or lifetime. As the lifetime plan was only available after 1 year's participation in the program, the company assessed that the customer will likely attend class up to another one year.

During the periods presented, the company also received revenue for monthly and annual memberships to Optimize by Heroic. This product was made free, as a "freemium" model product-led growth strategy, on

October 8, 2021, and later integrated into the Heroic social training platform. The Heroic social training platform launched on April 9, 2022.

Net revenues are affected by discounts and promotions.

Operating expenses largely consist of product development and engineering, legal and professional fees, advertising expenses, salaries and wages, and marketing expenses.

- Our product development and engineering expenses consist primarily of costs incurred to MetaLab Design Ltd. (which supported the research, prototyping, design, development, and testing of our Heroic social training platform) and costs incurred in the development, maintenance, and enhancement of our backend infrastructure, website, and mobile apps to deliver our Heroic social training platform and Heroic Coach products.
- Our legal and professional fees consist primarily of costs incurred in conjunction with ongoing compliance related to prior securities offerings, with ongoing securities offerings, and with the procurement of intellectual property agreements.
- Advertising expenses consist of costs incurred to publish ads across a range of online platforms, including Google Ads, the Apple App Store, Google Play Store, Facebook, Instagram, and podcast sponsorship.
- Salaries and wages consist of payroll and related expenses for employees involved in marketing, data, experience design, customer service, financial planning & analysis, and human resources.
- Marketing expenses consist primarily of costs incurred to Happy Cog, First Spark Digital, Super Connector Media, LLC, and Dominate Web Media to support acquiring new customers, increasing lifetime value of existing customers, and building our brand awareness through various offline and online channels, including television, newspapers, digital and social media, podcasts, email, influencer marketing and strategic brand partnerships.

Year ended December 31, 2023 Compared to Year ended December 31, 2022

Net Revenues

Net revenues decreased by $541,655 from $2,570,362 for the year ended December 31, 2022 ("Fiscal 2022") to $2,028,707 for the year ended December 31, 2023 ("Fiscal 2023"), or by 21.07%. Membership revenues increased $371,925 from Fiscal 2022 to Fiscal 2023, offset by a decrease in Heroic Coach program revenues of $858,634 and Event revenues of $182,044 over the same period. The decrease in net revenues was due primarily to decreased enrollment in the Heroic Coach program and lower event revenues. The increase in membership revenues was due to a combination of new customer acquisition and lifetime membership sales. The decrease in Heroic Coach program revenues was primarily due to decreased enrollment, while the decrease in event revenues was primarily due to changes in pricing and promotional strategies. During Fiscal 2022, the revenue mix split between coaching services and membership subscriptions was approximately 67% and 24%, with Events and Other revenue representing 7%, and 2% respectively. During Fiscal 2023, the revenue mix split between coaching services and membership subscriptions was approximately 42% and 49%, with book, events, royalty and other revenue representing 10%.

Operating Expenses

Total operating expenses decreased from $9,895,860 during Fiscal 2022 to $5,345,882 during Fiscal 2023, a decrease of 45.98%. This decrease was largely driven by the following:

Product development and engineering expenses decreased from $4,341,029 during Fiscal 2022 to $1,635,370 during Fiscal 2023, a decrease of 62.33%. The decrease in product development and engineering expenses were attributable to building out our internal product development and engineering team and reducing our use of 3rd-party service providers.

Salaries and wages decreased from $1,711,813 in Fiscal 2022 to $763,405 in Fiscal 2023, a decrease of 55.40% as the Company re-structured its team to better deliver on its goals.

Legal and professional fees decreased from $1,229,716 in Fiscal 2022 to $659,804 in Fiscal 2023, a decrease of 46.35%. This decrease was primarily attributable to a decreased need for legal services.

Marketing professional services decreased from $601,619 in Fiscal 2022 to $315,869 in Fiscal 2023, a decrease of 47.50%. This decrease is due to developing our internal marketing team and reducing our use of 3rd-party service providers.

Advertising expenses decreased from $913,032 in Fiscal 2022 to $611,199 in Fiscal 2023, a decrease of 33.06% as the company developed its advertising strategy and decreased advertising spend during certain periods.

Other Income/Expense

During Fiscal 2023, the company incurred $332,644 in interest expense as a result of accrued interest on convertible notes.

Net Loss

As a result of the foregoing, we incurred a net loss of $3,623,990 in Fiscal 2023, compared to a net loss of $7,498,209 in Fiscal 2022.

Liquidity and Capital Resources

As of December 31, 2023, the company had $509,373 in cash and cash equivalents on hand. Deferred revenues at that date were $1,701,711. The company's operations have been financed to date through a combination of revenues generated by the sale of our products, the issuance of equity securities and convertible notes, a note issued by its founder and a PPP loan. We believe that the proceeds from our securities offerings, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 12 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Indebtedness

In 2020, the Company entered into several convertible note agreements for a total of $950,000 principal ("2020 Notes"). Under the terms of these notes, the Company was to pay 4% interest per annum and the notes were to mature in December 2022. The notes were subject to various conversion terms, including where the notes were automatically convertible to the Company's stock at a 20% discount to the pricing in the triggering round if and upon a qualified equity financing of $1,250,000 or greater.

On January 24, 2021, the qualified equity financing was triggered and the then outstanding principal amounting to $950,000 and interest on the convertible notes payable amounting to $3,697 was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share. The Company

incurred interest expense of $2,485 on 2020 Notes and recognized $238,700 of interest expense on beneficial conversion feature against its additional paid-in capital during the year ended December 31, 2021.

In 2021, the Company's Board of Directors authorized the issuance up to $10,000,000 in original principal amount of convertible notes ("2021 Notes"). The Company issued convertible promissory notes for an aggregate principal amount of $4,181,266 and $872,134 in 2022 and 2021, respectively, for an aggregate principal amount of $5,053,400 in the 2021 Notes. Interest accrues at a simple rate of 4% per annum and all the notes matured on December 31, 2023 and are currently in default. Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock ("Equity Securities") if the Company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $50,000,000 by the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's capital stock ("Fully Diluted Capitalization"), (b) shares of Series 1 Common Stock in the event of a change in the state of the Company's incorporation ("Corporate Transaction") at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. The Company determined these notes had beneficial conversion features contingent upon future events, and therefore the beneficial conversion feature discount will be recognized if and upon resolution of this contingency.

In September 2022, the company was authorized by its Board of Directors to issue up to $1,000,000 in original principal amount of senior convertible notes in a private placement under Rule 506(c) of Regulation D (the "2022 Notes"). In June 2023, the company's Board of Directors increased the amount of 2022 Notes the company was authorized to issue to $5,000,000. As of December 31, 2023, the company has sold $2,724,510 of the 2022 Notes.

In August 2022, the company was authorized by its Board of Directors to issue up to $5,000,000 in original principal amount of convertible notes ("2022 CF Notes"). The Company reduced the size of the offering to $1,000,000 in September 2022. The Company issued an aggregate principal amount in 2022 CF Notes of $456,205 and $465,225 in 2023 and 2022, respectively, for an aggregate principal amount of $921,430 in the 2022 CF Notes.

In August 2023, the company was authorized by its Board of Directors to issue up to $1,000,000 in original principal amount of convertible notes ("2023 CF Notes"). The Company issued an aggregate principal amount of $55,621 in 2023 CF Notes in 2023

Trends

Preliminary results for the first quarter of 2024, which have not been reviewed or audited, indicate that revenues for the first quarter will be approximately $1.43M and expenses will be approximately $1.38M and net earnings for the period, which will not include any adjustments, will be $0.05M. These numbers are estimates prepared on a cash basis and will be subject to adjustment and when audited or reviewed and presented in GAAP format, may change significantly. Moreover, they do not necessarily indicate any trend. They should not be relied on when making any investment decisions.

Optimize Enterprises Public Benefit Corporation had periods of profitability during the years before it merged with the company in 2021; the financial statements for those periods are not included in this Report. The content and platform acquired via Optimize have since been fully integrated into the Heroic app.

The company incurred net losses in Fiscal 2022 while investing heavily in product development and marketing, along with increased legal fees.

Net losses were significantly reduced in 2023. The company continued investing heavily in product development and marketing, while reducing operating expenses significantly by building its internal team and reducing reliance on 3rd-party service providers, along with decreased legal and advertising fees.

Since 2022, revenues for the Heroic Premium membership increased due to a combination of new customer acquisition and lifetime membership sales. This was offset by a decrease in revenue from Heroic Coach due to decreased enrollments compared to 2022.

Since 2022, our salaries and wages expenses decreased significantly as we've restructured our internal team. We may elect to continue developing the team as needed to meet the demands of the business.

In 2023, the company invested significant internal resources towards the creation of a new book publishing unit to support with marketing, brand development, and new customer acquisition. The company's first book, *Areté: Activate Your Heroic Potential* by Brian Johnson, was published in November, 2023. The company may elect to publish additional books through its imprint, Heroic Blackstone.

In 2022, the company hosted its first in-person event since the COVID-19 outbreak, increasing revenues in that department. 2023 event revenues decreased as the company focused its in-person event on book promotion. The company may elect to host additional community events in the future.

In 2023, the company also began investing additional resources towards Corporate and Enterprise partnerships. The company may elect to continue pursuing such relationships.

Going forward, the Company's growth and profitability will depend upon our ability to market our products and acquire new customers, while continuing to develop the Heroic app and Coach program such that they delight our community. We may elect to continue investing heavily on these activities to increase our growth trajectory, which may decrease profitability.

RELATED PARTY TRANSACTIONS

During 2023 and 2022, a family member of the Company's CEO provided the company with consulting services for $60,600 and $25,048, respectively. Such expenses were charged to operating expenses. $25,048 remained outstanding as of December 31, 2022 and was included in accounts payable on the balance sheet. There was no outstanding balance related to this account as of December 31, 2023.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities since inception:

- In 2020, the company entered into several convertible note agreements for a total principal amount of $950,000. Under the terms of these notes, the company was to pay 4% interest per annum and the notes were to mature in December 2022. The notes were subject to various conversion terms, including where the notes were automatically convertible to the company's stock at a 20% discount to the pricing in the triggering round if and upon a qualified equity financing of $1,250,000 or greater.

  On January 24, 2021, the qualified equity financing was triggered and the then outstanding principal amounting to $950,000 and interest on the convertible notes payable amounting to $3,697 was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share.

- During 2021, the company raised gross proceeds of $9,999,929 through the issuance of 6,327,667 shares of Series Seed Preferred Stock at a price per share of $1.58035 under concurrent offerings under Regulation Crowdfunding and Regulation D.

- In 2021, the company's Board of Directors authorized the issuance of up to $10,000,000 in original principal amount of convertible notes ("2021 Notes"). The company issued an aggregate principal amount of $4,209,375 of the 2021 Notes. Interest accrues at a simple rate of 4% per annum and, unless converted earlier into company securities, the notes will mature on December 31, 2023. Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock, with certain exceptions ("Equity Securities") if the company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $50,000,000 by the number of issued and outstanding shares of the company's capital stock, assuming the conversion or exercise of all of the company's capital stock ("Fully Diluted Capitalization") immediately prior to the closing of the Next Equity Financing, (b) shares of Series 1 Common Stock in the event of certain transactions such as a sale of substantially all of the company's assets or a merger ("Corporate Transaction") at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the 2021 Notes, each 2021 Note will convert into Series 1 Common Stock. In the event of a Corporate Transaction prior to the conversion of a 2021 Note or repayment of such 2021 Note, the holder of such 2021 Note may elect that either: (a) the company will pay the holder of such 2021 Note the outstanding principal balance and unpaid accrued interest of such 2021 Note; or (b) such 2021 Note will convert into shares of Series 1 Common Stock. The conversion terms of the 2021 Notes were amended in September 2022 to change the formulas for conversion as described below in "Description of Capital Stock" below.

- In September 2022, the company's Board of Directors authorized the issuance of up to $1,000,000 in original principal amount of senior convertible notes ("2022 Notes"). In June 2023, the company's Board of Directors increased the amount of 2022 Notes the company was authorized to

issue to $5,000,000. As of December 31, 2023, the company has sold $2,724,510 of the 2022 Notes. Interest accrues at a simple rate of 4% per annum and, unless converted earlier into company securities, the notes will mature on December 31, 2025. Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock, with certain exceptions ("Equity Securities") if the company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $50,000,000 by the number of issued and outstanding shares of the company's capital stock, assuming the conversion or exercise of all of the company's capital stock ("Fully Diluted Capitalization") immediately prior to the closing of the Next Equity Financing, (b) shares of Series 1 Common Stock in the event of certain transactions such as a sale of substantially all of the company's assets or a merger ("Corporate Transaction") at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the 2022 Notes, each 2022 Note will convert into Series 1 Common Stock. In the event of a Corporate Transaction prior to the conversion of a 2022 Note or repayment of such 2022 Note, the holder of such 2022 Note may elect that either: (a) the company will pay the holder of such 2022 Note the outstanding principal balance and unpaid accrued interest of such 2022 Note; or (b) such 2022 Note will convert into shares of Series 1 Common Stock. The Reg D Offering of the 2022 Notes is being conducted concurrently with our Regulation Crowdfunding offerings.

- In August 2022, the company was authorized by its Board of Directors to issue up to $5,000,000 in original principal amount of convertible notes ("2022 CF Notes"). The Company reduced the size of the offering to $1,000,000 in September 2022. The Company issued convertible promissory notes for an aggregate principal amount of $455,975 and $465,225 in 2023 and 2022, respectively, for an aggregate principal amount of $921,200 in the 2022 CF Notes. Interest accrues at a simple rate of 4% per annum and all the notes will mature on December 31, 2025. The 2022 CF Notes will convert into the class of securities sold in the Next Equity Financing. The number of shares of Equity Securities that the 2022 CF Notes will convert into will be determined by dividing the outstanding principal balance and unpaid accrued interest under each 2022 CF Note as of the date of conversion by the lower of: (a) the amount equal to (i) 80% multiplied by (ii) the lowest per share purchase price of the Equity Securities sold in the Next Equity Financing; or (b) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to the closing of the Next Equity Financing. "Next Equity Financing" means the next sale (or series of related sales) by the company of Equity Securities (as defined herein), in one or more offerings with the principal purpose of raising capital, from which the company receives gross proceeds of not less than $10,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the 2022 CF Notes). "Equity Securities" means (a) common stock of the company, (b) any securities conferring the right to purchase common stock of the company; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock of the company. "Equity Securities" does not include (i) any security granted, issued or sold by the company to any director, officer, employee, consultant or adviser of the company for the primary purpose of soliciting or retaining their services, (ii) any convertible promissory notes (including the 2022 CF Notes, 2023 CF Notes, 2021 Notes, and 2022 Notes) issued by the company, and (iii) any SAFEs issued by the company.

- In August 2023, the company was authorized by its Board of Directors to issue up to $1,000,000 in original principal amount of convertible notes ("2023 CF Notes"). The Company issued convertible promissory notes for an aggregate principal amount of $55,621 in 2023. Interest accrues at a simple rate of 4% per annum and all the notes will mature on December 31, 2025. The 2023 CF Notes will convert into the class of securities sold in the Next Equity Financing. The number of shares of Equity Securities that the 2023 CF Notes will convert into will be determined by dividing the outstanding principal balance and unpaid accrued interest under each 2023 CF Note as of the date of conversion by the lower of: (a) the amount equal to (i) 80% multiplied by (ii) the lowest per share purchase price of the Equity Securities sold in the Next Equity Financing; or (b) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to the closing of the Next Equity Financing. "Next Equity Financing" means the next sale (or series of related sales) by the company of Equity Securities (as defined herein), in one or more offerings with the principal purpose of raising capital, from which the company receives gross proceeds of not less than $10,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the 2023 CF Notes). "Equity Securities" means (a) common stock of the company, (b) any securities conferring the right to purchase common stock of the company; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock of the company. "Equity Securities" does not include (i) any security granted, issued or sold by the company to any director, officer, employee, consultant or adviser of the company for the primary purpose of soliciting or retaining their services, (ii) any convertible promissory notes (including the 2022 CF Notes, 2023 CF Notes, 2021 Notes, and 2022 Notes) issued by the company, and (iii) any SAFEs issued by the company.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Third Amended and Restated Certificate of Incorporation (the "Certificate") and does not purport to be complete and is qualified in its entirety by the Certificate and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The company is offering up to $1,000,000 worth of CF Notes. The investment will be made through Heroic CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The company's Certificate provides that our authorized capital consists of 45,000,000 shares of Common Stock, par value $0.0001 per share, of which 30,200,000 are designated as Series 1 Common Stock and 14,800,000 are designated as Series 2 Common Stock, and 10,000,000 shares of Preferred Stock, par value $0.0001 per share, all of which are designated as Series Seed Preferred Stock. As of the date of this Offering Memorandum the company has 14,794,491 shares of Series 2 Common Stock and 7,752,170 shares of Series Seed Preferred Stock issued and outstanding.

Crowdfunding SPV

The securities in this offering will be issued by both the company and the Crowdfunding SPV. The proceeds from the offering from the issuance of SPV interests will be received by the Crowdfunding SPV and invested immediately in the CF Notes issued by the company. The Crowdfunding SPV will be the legal owner of the CF Notes. Investors in this offering will own membership interests in the Crowdfunding SPV. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the CF Notes (and the shares into which they convert) as if they had invested directly with the company.

Senior Convertible Notes

The following is a summary of the basic terms and conditions of the Senior Convertible Notes to be issued to Crowdfunding SPV pursuant to this offering (the "CF Notes").

Maturity Date

Unless converted earlier into company securities, the outstanding principal and unpaid accrued interest on the CF Notes will be due and payable at any time on or after December 31, 2025.

Interest

Simple interest will accrue on an annual basis at the rate of 4% per annum.

Ranking

The payment of the principal amount on the CF Notes and the interest thereon shall be Senior (as defined in the CF Notes) to, and have priority in right of payment over, the indebtedness evidenced by the 2021 Notes (as defined in the CF Notes). "Senior" means that, in the event of any default in the payment of the obligations represented by the CF Notes or of any liquidation, insolvency, bankruptcy, reorganization, or similar proceedings relating to the company, all sums payable on the CF Notes shall first be paid in full, with interest, if any, before any payment is made upon the 2021 Notes. The CF Notes are pari passu with the 2022

Notes and the 2022 CF Notes. The indebtedness evidenced by the CF Notes is a general, unsecured obligation.

Conversion at Next Equity Financing

Upon the closing of the Next Equity Financing (as defined herein), the CF Notes will convert into the class of securities sold in the Next Equity Financing. The number of shares of Equity Securities that the CF Notes will convert into will be determined by dividing the outstanding principal balance and unpaid accrued interest under each CF Note as of the date of conversion by the lower of: (a) the amount equal to (i) 80% multiplied by (ii) the lowest per share purchase price of the Equity Securities sold in the Next Equity Financing; or (b) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to the closing of the Next Equity Financing. "Next Equity Financing" means the next sale (or series of related sales) by the company of Equity Securities (as defined herein), in one or more offerings with the principal purpose of raising capital, from which the company receives gross proceeds of not less than $10,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the CF Notes). "Equity Securities" means (a) common stock of the company, (b) any securities conferring the right to purchase common stock of the company; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock of the company. "Equity Securities" does not include (i) any security granted, issued or sold by the company to any director, officer, employee, consultant or adviser of the company for the primary purpose of soliciting or retaining their services, (ii) any convertible promissory notes (including the CF Notes, 2021 Notes, 2022 Notes and 2022 CF Notes) issued by the company, and (iii) any SAFEs issued by the company.

Conversion or Payment Upon Corporate Transaction

In the event of a Corporate Transaction (as defined herein) prior to the conversion of a CF Note or repayment of such CF Note, the holder of such CF Note may elect that either: (a) the company will pay the holder of such CF Note the outstanding principal balance and all accrued and unpaid interest of such CF Note; or (b) such CF Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (i) the outstanding principal balance and unpaid accrued interest of such CF Note on the date of conversion by (ii) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to such conversion. "Corporate Transaction" means, with certain exceptions, (a) a sale, transfer or other disposition of all or substantially all of the company's assets, (b) a merger or consolidation of the company with or into another entity, or (c) a transfer (whether by merger, consolidation or otherwise) of 50% or more of the outstanding voting securities of the company or the surviving or acquiring entity.

Conversion Upon Maturity

At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the CF Notes, each CF Note will convert into that number of Series 1 Common Stock obtained by dividing (a) the outstanding principal balance and unpaid accrued interest of such CF Note on the date of such conversion by (b) the quotient resulting from dividing (x) $50,000,000 by (y) the fully diluted capitalization immediately prior to such conversion.

Prepayment

The principal and accrued interest may not be prepaid unless approved in writing by the holders of a majority-in-interest of the aggregate principal amount of the CF Notes, except in the event of a Corporate Transaction to the extent that a holder of a CF Note elects to have such CF Note prepaid.

Restrictions on Transfer

The Note Purchase Agreement and subscription agreement contain "market stand-off" provisions in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the date of the final prospectus relating to the initial public offering ("IPO") of the company and ending on the date specified by the company and the managing underwriter of the IPO, investors agree not to transfer any shares of Common Stock, or securities convertible or exercisable or exchangeable for Common Stock without the prior written consent of the managing underwriter. The market stand-off will not apply if the investor sells any shares in an underwritten offering. The provision will only apply to the IPO and only if all the officers and directors are subject to the same restrictions and the company uses reasonable efforts to obtain a similar agreement from all stockholders that individually own more than 5% of the company's outstanding Common Stock. Investors agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to effect the market stand-off. The Crowdfunding SPV agrees in the Note Purchase Agreement, and investors agree in the subscription agreement, not to dispose of any of the company's securities to the company's competitors, as determined in good faith by the company.

Additionally, the company's Amended and Restated Bylaws contain a right of first refusal provision which requires any shareholder to provide the company with written notice of its intention to sell or transfer their shares of stock. Such notice shall name the proposed transferee, state the number of shares to be transferred, provide the proposed consideration and describe any other terms and conditions of the proposed transfer. The company shall have 30 days upon receipt of the notice to exercise its option to purchase all or a portion of the share described in the notice at the price and upon the same terms described therein. The company may assign its rights of first refusal. The company's Amended and Restated Bylaws also restrict any sale, assignment, pledge or other transfer of the shares of its capital stock without the prior consent of the company, including a prohibition on transferring any securities of the company to a competitor, except in certain circumstances.

Proxy

The note purchase agreement that the Crowdfunding SPV will execute in connection with this offering grants an irrevocable proxy to the company's CEO to (i) vote all securities held of record by the Crowdfunding SPV (including any shares of the company's capital stock that the Crowdfunding SPV may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual holder and, if a holder, like the Crowdfunding SPV, is an entity, will survive the merger or reorganization of the holder or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of a holder (including any transferee of the holder). Any transferee of a holder must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

Common Stock

The following is a description of the company's capital stock, including securities into which the CF Notes may convert in certain circumstances. The company is not selling shares of common or preferred stock in this offering.

Voting Rights

Each share of Series 1 Common Stock has one vote and each share of Series 2 Common Stock has ten votes.

Election of Directors

The holders of the Common Stock and Preferred Stock, voting together as a single class, are entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Common Stock are entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders will be distributed on an equal priority, pro rata basis to the holders of Common Stock.

Conversion of Series 2 Common Stock

Each share of Series 2 Common Stock is convertible into one (1) share of Series 1 Common Stock at the option of the holder. Each share of Series 2 Common Stock will convert automatically into one (1) share of Series 1 Common Stock upon (a) the affirmative vote of the holders of a majority in voting power of the outstanding Series 2 Common Stock or (b) a transfer of such share that is not a Permitted Transfer (as defined in the Certificate).

Preferred Stock

General

The company has the authority to issue up to 10,000,000 shares of Series Seed Preferred Stock.

Notice Rights regarding Dividends on Common Stock

The company may not declare, pay or set aside any dividends on shares of Common Stock unless at least 10 days' prior written notice is sent to the holders of Preferred Stock, provided that such notice requirement may be waived or shortened by the affirmative vote of the holders of a majority of the Preferred Stock.

Voting Rights

Each share of Series Seed Preferred Stock has one vote.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of the Series Seed Preferred Stock will be entitled to receive, prior and in preference to any distribution of any assets of the company to the holders of the Common Stock, an amount per share equal to $1.58035.

Conversion Rights

Each share of Series Seed Preferred Stock is convertible at the option of the holder into one (1) share of Series 1 Common Stock, subject to adjustment. The Series Seed Preferred Stock will automatically be converted into Series 1 Common Stock immediately prior to the closing of a firm commitment underwritten initial public offering or at the close of business on the date of adoption of a resolution to convert all of the outstanding shares of Preferred Stock by the affirmative vote of the holders of a majority in voting power of the outstanding Preferred Stock.

2021 Convertible Notes

On November 30, 2021, the company was authorized by its Board of Directors to offer up to $10,000,000 in original principal amount of convertible notes in a private placement under Regulation D (the private placement is referred to as the "2021 Reg D Offering" and the notes sold in the 2021 Reg D Offering are referred to as the "2021 Notes"). The following is a summary of the basic terms and conditions of the 2021 Notes. The company raised $4,209,375.17 in principal amount of 2021 Notes. The 2021 Reg D Offering was closed on September 15, 2022. The 2021 Notes were amended in September 2022 to change the formulas for conversion as described below.

Maturity Date

Unless converted earlier into Company securities, the outstanding principal and unpaid accrued interest on the 2021 Notes will be due and payable at any time on or after December 31, 2023.

Interest

Simple interest will accrue on an annual basis at the rate of 4% per annum.

Conversion at Next Equity Financing

Upon the closing of the Next Equity Financing (as defined herein), the 2021 Notes will convert into the class of securities sold in the Next Equity Financing. The number of shares of Equity Securities that the 2021 Notes will convert into will be determined by dividing the outstanding principal balance and unpaid accrued interest under each 2021 Note as of the date of conversion by the lower of: (a) the amount equal to (i) 80% multiplied by (ii) the lowest per share purchase price of the Equity Securities sold in the Next Equity Financing; or (b) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to the closing of the Next Equity Financing.

Conversion or Payment Upon Corporate Transaction

In the event of a Corporate Transaction prior to the conversion of a 2021 Note or repayment of such 2021 Note, the holder of such 2021 Note may elect that either: (a) the company will pay the holder of such 2021 Note the outstanding principal balance and unpaid accrued interest of such 2021 Note; or (b) such 2021 Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (i) the outstanding principal balance and unpaid accrued interest of such 2021 Note on the date of conversion by (ii) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to such conversion.

Conversion Upon Maturity

At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the 2021 Notes, each 2021 Note will convert into that number of shares of

Series 1 Common Stock obtained by dividing (a) the outstanding principal balance and unpaid accrued interest of such 2021 Note on the date of such conversion by (b) the quotient resulting from dividing (x) $50,000,000 by (y) the fully diluted capitalization immediately prior to such conversion.

Prepayment

The principal and accrued interest may not be prepaid unless approved in writing by the holders of a majority-in-interest of the aggregate principal amount of the 2021 Notes, except in the event of a Corporate Transaction to the extent that a holder of a 2021 Note elects to have such 2021 Note prepaid.

2022 Convertible Notes

In September 2022, the company was authorized by its Board of Directors to offer up to $1,000,000 in original principal amount of senior convertible notes in a private placement under Regulation D (the private placement is referred to as the "2022 Reg D Offering" and the notes sold in the 2022 Reg D Offering are referred to as the "2022 Notes"). In June 2023, the company's Board of Directors increased the amount of 2022 Notes the company was authorized to issue to $5,000,000. The following is a summary of the basic terms and conditions of the 2022 Notes. As of the date of this filing, the company has sold $2,224,500 of the 2022 Notes. The 2022 Reg D Offering will be conducted concurrently with this offering.

Maturity Date

Unless converted earlier into Company securities, the outstanding principal and unpaid accrued interest on the 2022 Notes will be due and payable at any time on or after December 31, 2025.

Interest

Simple interest will accrue on an annual basis at the rate of 4% per annum.

Seniority

The payment of the principal amount on the 2022 Notes and the interest thereon shall be Senior (as defined herein) to, and have priority in right of payment over, the indebtedness evidenced by the 2021 Notes. "Senior" means that, in the event of any default in the payment of the obligations represented by the 2022 Notes or of any liquidation, insolvency, bankruptcy, reorganization, or similar proceedings relating to the company, all sums payable on the 2022 Notes shall first be paid in full, with interest, if any, before any payment is made upon the 2021 Notes. The 2022 Notes are pari passu with the CF Notes. The indebtedness evidenced by the 2022 Notes is a general, unsecured obligation.

Conversion at Next Equity Financing

Upon the closing of the Next Equity Financing (as defined herein), the 2022 Notes will convert into the class of securities sold in the Next Equity Financing. The number of shares of Equity Securities (as defined herein) that the 2022 Notes will convert into will be determined by dividing the outstanding principal balance and unpaid accrued interest under each 2022 Note as of the date of conversion by the lower of: (a) the amount equal to (i) 80% multiplied by (ii) the lowest per share purchase price of the Equity Securities sold in the Next Equity Financing; or (b) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to the closing of the Next Equity Financing.

Conversion or Payment Upon Corporate Transaction

In the event of a Corporate Transaction prior to the conversion of a 2022 Note or repayment of such 2022 Note, the holder of such 2022 Note may elect that either: (a) the company will pay the holder of such 2022 Note the outstanding principal balance and unpaid accrued interest of such 2022 Note; or (b) such 2022 Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (i) the outstanding principal balance and unpaid accrued interest of such 2022 Note on the date of conversion by (ii) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to such conversion.

Conversion Upon Maturity

At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the 2022 Notes, each 2022 Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (a) the outstanding principal balance and unpaid accrued interest of such 2022 Note on the date of such conversion by (b) the quotient resulting from dividing (x) $50,000,000 by (y) the fully diluted capitalization immediately prior to such conversion.

Prepayment

The principal and accrued interest may not be prepaid unless approved in writing by the holders of a majority-in-interest of the aggregate principal amount of the 2022 Notes, except in the event of a Corporate Transaction to the extent that a holder of a 2022 Note elects to have such 2022 Note prepaid.

2022 CF Convertible Notes

In August 2022, the company was authorized by its Board of Directors to offer up to $5,000,000 in original principal amount of senior convertible notes in an offering under Regulation Crowdfunding (the "2022 CF Notes").

Maturity Date

Unless converted earlier into company securities, the outstanding principal and unpaid accrued interest on the 2022 CF Notes will be due and payable at any time on or after December 31, 2025.

Interest

Simple interest will accrue on an annual basis at the rate of 4% per annum.

Ranking

The payment of the principal amount on the 2022 CF Notes and the interest thereon shall be Senior (as defined in the 2022 CF Notes) to, and have priority in right of payment over, the indebtedness evidenced by the 2021 Notes (as defined in the 2022 CF Notes). "Senior" means that, in the event of any default in the payment of the obligations represented by the 2022 CF Notes or of any liquidation, insolvency, bankruptcy, reorganization, or similar proceedings relating to the company, all sums payable on the 2022 CF Notes shall first be paid in full, with interest, if any, before any payment is made upon the 2021 Notes. The 2022 CF Notes are pari passu with the 2022 Notes. The indebtedness evidenced by the 2022 CF Notes is a general, unsecured obligation.

Conversion at Next Equity Financing

Upon the closing of the Next Equity Financing (as defined herein), the 2022 CF Notes will convert into the class of securities sold in the Next Equity Financing. The number of shares of Equity Securities that the

2022 CF Notes will convert into will be determined by dividing the outstanding principal balance and unpaid accrued interest under each CF Note as of the date of conversion by the lower of: (a) the amount equal to (i) 80% multiplied by (ii) the lowest per share purchase price of the Equity Securities sold in the Next Equity Financing; or (b) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to the closing of the Next Equity Financing. "Next Equity Financing" means the next sale (or series of related sales) by the company of Equity Securities (as defined herein), in one or more offerings with the principal purpose of raising capital, from which the company receives gross proceeds of not less than $10,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the 2022 CF Notes). "Equity Securities" means (a) common stock of the company, (b) any securities conferring the right to purchase common stock of the company; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock of the company. "Equity Securities" does not include (i) any security granted, issued or sold by the company to any director, officer, employee, consultant or adviser of the company for the primary purpose of soliciting or retaining their services, (ii) any convertible promissory notes (including the 2022 CF Notes, 2021 Notes, and 2022 Notes) issued by the company, and (iii) any SAFEs issued by the company.

Conversion or Payment Upon Corporate Transaction

In the event of a Corporate Transaction (as defined herein) prior to the conversion of a CF Note or repayment of such CF Note, the holder of such CF Note may elect that either: (a) the company will pay the holder of such CF Note the outstanding principal balance and all accrued and unpaid interest of such CF Note; or (b) such CF Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (i) the outstanding principal balance and unpaid accrued interest of such CF Note on the date of conversion by (ii) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to such conversion. "Corporate Transaction" means, with certain exceptions, (a) a sale, transfer or other disposition of all or substantially all of the company's assets, (b) a merger or consolidation of the company with or into another entity, or (c) a transfer (whether by merger, consolidation or otherwise) of 50% or more of the outstanding voting securities of the company or the surviving or acquiring entity.

Conversion Upon Maturity

At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the 2022 CF Notes, each CF Note will convert into that number of Series 1 Common Stock obtained by dividing (a) the outstanding principal balance and unpaid accrued interest of such CF Note on the date of such conversion by (b) the quotient resulting from dividing (x) $50,000,000 by (y) the fully diluted capitalization immediately prior to such conversion.

Prepayment

The principal and accrued interest may not be prepaid unless approved in writing by the holders of a majority-in-interest of the aggregate principal amount of the 2022 CF Notes, except in the event of a Corporate Transaction to the extent that a holder of a CF Note elects to have such CF Note prepaid.

Restrictions on Transfer

The Note Purchase Agreement and subscription agreement contain "market stand-off" provisions in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the date of the final prospectus relating to the initial public offering ("IPO") of the company and ending on the date specified by the company and the managing underwriter of the IPO, investors agree not to transfer any shares of Common Stock, or securities convertible or exercisable or exchangeable for Common Stock without the prior written consent of the managing underwriter. The market stand-off will not apply if the investor sells

any shares in an underwritten offering. The provision will only apply to the IPO and only if all the officers and directors are subject to the same restrictions and the company uses reasonable efforts to obtain a similar agreement from all stockholders that individually own more than 5% of the company's outstanding Common Stock. Investors agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to effect the market stand-off. The Crowdfunding SPV agrees in the Note Purchase Agreement, and investors agree in the subscription agreement, not to dispose of any of the company's securities to the company's competitors, as determined in good faith by the company.

Additionally, the company's Amended and Restated Bylaws contain a right of first refusal provision which requires any shareholder to provide the company with written notice of its intention to sell or transfer their shares of stock. Such notice shall name the proposed transferee, state the number of shares to be transferred, provide the proposed consideration and describe any other terms and conditions of the proposed transfer. The company shall have 30 days upon receipt of the notice to exercise its option to purchase all or a portion of the share described in the notice at the price and upon the same terms described therein. The company may assign its rights of first refusal. The company's Amended and Restated Bylaws also restrict any sale, assignment, pledge or other transfer of the shares of its capital stock without the prior consent of the company, including a prohibition on transferring any securities of the company to a competitor, except in certain circumstances.

Proxy

The note purchase agreement that the Crowdfunding SPV will execute in connection with this offering grants an irrevocable proxy to the company's CEO to (i) vote all securities held of record by the Crowdfunding SPV (including any shares of the company's capital stock that the Crowdfunding SPV may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual holder and, if a holder, like the Crowdfunding SPV, is an entity, will survive the merger or reorganization of the holder or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of a holder (including any transferee of the holder). Any transferee of a holder must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

What it Means to be a Minority Holder

As an investor in the CF Notes of the company, if such notes convert into equity securities of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has not engaged a transfer agent as it intends to maintain current records of investors through the recordkeeping by its Crowdfunding SPV.

DILUTION

Investors should understand the potential for dilution. If the CF Notes convert into equity securities of the company, an investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options to purchase its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors,

which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company, the Crowdfunding SPV nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company filed an annual report for the years ended December 31, 2021, December 31, 2022, and December 31, 2023. Any annual reports will be posted on the company's website, https://heroic.us/c-ar.

Compliance failure

The company believes that neither it nor the Crowdfunding SPV have previously failed to comply with the requirements of Regulation Crowdfunding beyond any "insignificant deviation" as set out in Rule 502 of Regulation CF.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its Termination Date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000,

then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://wefunder.com/heroic.

Heroic Enterprises, Public Benefit Corporation

A Delaware Public Benefit Corporation

Consolidated Financial Statements
December 31, 2023 and 2022

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Heroic Enterprises, Public Benefit Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Heroic Enterprises, Public Benefit Corporation ("the Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders' equity/(deficit), and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit, net losses, negative cash flows from operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the board of directors and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Refer to Note 2 to the financial statements.

Critical Audit Matter Description

The Company's membership and coaching revenue is collected in advance and is recognized over time. Calculations and accounting for the revenue require management's judgements related to the timing of their performance obligation and its estimates for refunds.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the Company's accounting for revenue and related accounts included the following, among others:

- Independent assessment of the Company's revenue recognition policy and compliance with ASC 606.

- Sampling and substantively testing revenue and related accounts.

- Independent assessment of the refund estimates performed involving independent calculations and comparing the conclusions reached by the audit team with those of management.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525
We have served as the Company's auditor since 2021.

Spokane, Washington
April 29, 2024

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2022

	2023	2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 509,373	$ 348,802
Accounts receivable, net	72,950	25,000
Royalty receivable	6,007	-
Escrow receivable	159,258	130,014
Prepaid expenses	31,538	139,585
Deposit	17,000	17,000
Total Current Assets	796,126	660,401
Non-Current Assets:		
Property and equipment, net	28,451	68,893
Intangible assets, net	6,446	22,849
Total Non-Current Assets	34,897	91,742
TOTAL ASSETS	$ 831,023	$ 752,143
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Current Liabilities:		
Accounts payable	$ 136,549	$ 186,368
Accrued expenses	151,628	112,746
Deferred revenue	1,701,711	1,152,311
Sales tax payable	170,291	142,487
Convertible notes payable, net of issuance costs - current portion	5,053,400	4,988,045
Interest payable - current portion	368,605	163,662
Total Current Liabilities	7,582,184	6,745,619
Non-Current Liabilities:		
Convertible notes payable, net of issuance costs - net of current portion	2,635,841	-
Interest payable - net of current portion	56,105	-
Total Non-Current Liabilities	2,691,946	-
TOTAL LIABILITIES	10,274,130	6,745,619
Stockholders' Equity/(Deficit):		
Series Seed Preferred Stock, $0.0001 par, 10,000,000 shares authorized, 7,752,170 shares issued and outstanding as of both December 31, 2023 and 2022	775	775
Series 1 Common Stock, $0.0001 par, 30,200,000 shares authorized, 56,375 and 0 shares issued and outstanding as of December 31, 2023 and 2022, respectively	6	-
Series 2 Common Stock, $0.0001 par, 14,800,000 shares authorized, 14,794,491 shares issued and outstanding as of both December 31, 2023 and 2022	1,479	1,479
Treasury stock	(2,828,733)	(2,828,733)
Additional paid-in capital	12,882,284	12,707,931
Accumulated deficit	(19,498,918)	(15,874,928)
Total Stockholders' Equity/(Deficit)	(9,443,107)	(5,993,476)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 831,023	$ 752,143

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2023 and 2022

	2023	2022
Net revenues	$ 2,028,707	$ 2,570,362
Operating Expenses:		
Product development and engineering	1,635,370	4,341,029
Salaries and wages	763,405	1,711,813
Marketing professional services	315,869	601,619
Legal and professional fees	659,804	1,229,716
Advertising	611,199	913,032
Customer support	401,744	278,321
Software and subscriptions	308,724	204,888
Stock compensation expense	147,299	93,997
Merchant fees	95,912	97,132
Professional development and training	73,702	80,791
Hosting fees	61,674	58,828
Book Costs	59,829	-
Depreciation and amortization	56,845	57,176
Taxes and licenses	28,193	27,114
Office supplies	22,224	12,274
Insurance	16,056	27,247
Utilities	7,523	3,952
Rent	1,568	1,035
Event costs	580	108,166
Repairs and maintenance	-	1,513
Others	78,362	46,217
Total Operating Expenses	5,345,882	9,895,860
Loss from operations	(3,317,175)	(7,325,498)
Other Income/(Expense):		
Interest expense	(332,644)	(194,885)
Interest income	7,570	370
Others - net	18,259	21,804
Total Other Income/(Expense)	(306,815)	(172,711)
Provision for income taxes	-	-
Net loss	$ (3,623,990)	$ (7,498,209)
Weighted average common shares outstanding		
Series 1 Common Stock - Basic and Diluted	46,979	-
Series 2 Common Stock - Basic and Diluted	14,794,491	14,794,491
Net loss per common share		
Series 1 Common Stock - Basic and Diluted	$ (0.24)	$ -
Series 2 Common Stock - Basic and Diluted	$ (0.24)	$ (0.51)

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2023 and 2022

| | Series Seed Preferred Stock | | Series 1 Common Stock | | Series 2 Common Stock | | Treasury Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity/(Deficit) |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2022	7,752,170	$ 775	-	$ -	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 12,707,931	$ (15,874,928)	$ (5,993,476)
Stock compensation expense	-	-	-	-	-	-	-	-	147,299	-	147,299
Exercise of options to purchase shares of Series 1 common stock	-	-	56,375	6	-	-	-	-	27,054	-	27,060
Net loss	-	-	-	-	-	-	-	-	-	(3,623,990)	(3,623,990)
Balance at December 31, 2023	7,752,170	$ 775	56,375	$ 6	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 12,882,284	$ (19,498,918)	$ (9,443,107)
Balance at December 31, 2021	7,752,170	$ 775	-	$ -	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 12,634,501	$ (8,376,719)	$ 1,431,303
Stock compensation expense	-	-	-	-	-	-	-	-	93,997	-	93,997
Offering costs	-	-	-	-	-	-	-	-	(20,567)	-	(20,567)
Net loss	-	-	-	-	-	-	-	-	-	(7,498,209)	(7,498,209)
Balance at December 31, 2022	7,752,170	$ 775	-	$ -	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 12,707,931	$ (15,874,928)	$ (5,993,476)

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities		
Net loss	$ (3,623,990)	$ (7,498,209)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Interest expense on convertible notes	299,132	161,373
Stock compensation expense	147,299	93,997
Depreciation and amortization	56,845	57,176
Amortization of debt issuance costs	33,512	33,512
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(47,950)	(25,000)
(Increase)/Decrease in escrow receivable	(29,244)	(48,657)
(Increase)/Decrease in prepaid expenses	108,047	125,760
(Increase)/Decrease in due from royatly receivable	(6,007)	-
(Increase)/Decrease in due from related party	-	26,427
(Increase)/Decrease in subscription receivable	-	500
Increase/(Decrease) in accounts payable	(49,819)	(258,030)
Increase/(Decrease) in accrued expenses	38,882	(21,814)
Increase/(Decrease) in deferred revenue	549,400	248,529
Increase/(Decrease) in sales tax payable	27,804	14,508
Net cash used in operating activities	(2,496,089)	(7,089,928)
Cash flows from an investing activity		
Purchase of property and equipment	-	(27,101)
Net cash used in an investing activity	-	(27,101)
Cash flows from financing activities		
Proceeds from issuance of convertible notes	2,657,031	4,181,266
Debt issuance costs	(27,431)	(82,338)
Proceeds from exercise of option to purchase common stock	27,060	-
Net cash provided by financing activities	2,656,660	4,098,928
Net change in cash	160,571	(3,018,101)
Cash at beginning of the year	348,802	3,366,903
Cash at end of the year	$ 509,373	$ 348,802
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$ -	$ -
Cash paid for income tax	$ -	$ -

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are
an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

Heroic Enterprises, Public Benefit Corporation (the "Company" or "Heroic") is a public benefit corporation organized on November 13, 2020 under the laws of Delaware. The Company's mission is to provide a positive effect (or a reduction of negative effects) for society and persons by helping people optimize their lives so they can serve heroically, including but not limited to providing access to wisdom from heroic teachers; creating an online community to engage with other individuals committed to making a positive difference in their communities; and promoting other tools and services to help people be the change they want to see in the world.

On September 8, 2021, the Company entered into a merger agreement with Optimize Enterprises, Public Benefit Corporation ("Optimize"), a public benefit corporation organized on July 16, 2014 under the laws of Delaware and which was under common control with the Company. As a result of the merger, the separate corporate existence of Optimize ceased and the Company survived the merger.

On April 21, 2022, the Company formed Heroic CF SPV LLC (the "SPV") as a Delaware limited liability company to serve the limited purpose of acquiring, holding, and disposing of securities issued by the Company. The securities in the Company's Regulation CF offering were issued by both the Company and the SPV. The proceeds from the offering from the issuance of SPV interests were invested immediately into the 2022 Notes (see Note 5) issued by the Company for $466,525 of principal in such notes during 2022. The SPV is the legal owner of such 2022 Notes issued under the Regulation CF offering. Investors in the Regulation CF offering own membership interests in the SPV. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the 2022 Notes (and the shares into which they convert) as if they had invested directly with the Company. The Company is the SPV's managing member and exerts full control of the entity under the terms of the SPV's operating agreement. Therefore, the SPV is consolidated with the Company, though as discussed below it is effectively disregarded for accounting purposes as a direct pass-through entity to the Company after considering consolidating eliminations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include all accounts of Heroic Enterprises, Public Benefit Corporation, Optimize Enterprises, Public Benefit Corporation, and Heroic CF SPV LLC. All significant intercompany transactions have been eliminated in consolidation.

In accordance with ASC 805-50-45-5, for transactions between entities under common control, financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Heroic CF SPV LLC is a special purpose vehicle with the limited purpose of acquiring, holding, and disposing of securities issued by Heroic Enterprises, Public Benefit Corporation. Accordingly, it is effectively disregarded for accounting purposes as a direct pass-through entity to the Company after considering consolidating eliminations.

The Company adopted the calendar year as its basis of reporting.

<u>Use of Estimates</u>

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Significant Risks and Uncertainties</u>

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. The Company is subject to regulatory risks, primarily around changing digital media regulations.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheet approximates their fair value.

<u>Cash Equivalents and Concentration of Cash Balance</u>

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and 2022, all of the Company's cash and cash equivalents were held at one accredited financial institution and the Company had cash of $102,564 and $0 in excess of federally insured limits, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscriptions are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Escrow Receivable

Amounts held in escrow are recognized at estimated realizable value.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. No deferred offering costs were recognized as of as of December 31, 2023 and 2022.

Property and Equipment, Intangible Assets

Property and equipment and intangible assets are recorded at cost, including transaction costs, less accumulated depreciation, amortization and any impairment in value, excluding the costs of day-to-day servicing. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which the Company estimated to be three years for its computer and equipment and website. The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible asset.

There were no changes in the estimated useful lives of each of the Company's items of property and equipment and intangible assets during the year ended December 31, 2023 and 2022.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in value of property and equipment or intangible assets was recognized for the years ended December 31, 2023 and 2022.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts (or beneficial conversion features) to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts or beneficial conversion features under these arrangements are (i) amortized over the term of the related debt to their stated date of redemption or (ii) when based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Membership

The Company collects revenues in advance for its memberships and initially records them as deferred revenues. The Company has determined that its performance obligation in relation to the membership agreements with customers (i.e., to provide customer access to the online database of Company content) are satisfied through the passage of time of the underlying membership period, which are monthly, annually or lifetime. Monthly memberships are recognized upon completion of the month of service, annual memberships are recognized monthly over the membership period on a straight-line basis while lifetime memberships are recognized over a two-year period as the Company

estimated that a user consumes/receives the most benefit from the membership during their first two years.

Coaching

The Company collects revenues in advance for its coaching services and initially records them as deferred revenues. The Company has determined that its performance obligation in relation to the coaching agreements with customers (i.e., to provide access to a class that contains specific content for that launched class) are satisfied through the passage of time of the underlying plan period, which are annually or lifetime. Annual and lifetime plan revenues are recognized monthly over a one-year period on a straight-line basis. As the lifetime plan may be availed after attending the first class, the Company assessed that the customer will likely attend class up to another one year.

Royalty

The Company provides another party rights to manufacture, distribute, sell, rent, market, and promote copies of the literary works owned by the Company. The Company has determined that its performance obligation in relation to royalty agreements (i.e. continuous access to the literary works of the Company) are recognized based on sales generated by the other party as principal with the Company as agent to the transactions and are recognized upon usage generating royalty obligations at the net amount due to the Company.

Others

Other revenue of the Company consists of delivering goods and services to the customer (i.e., agreed upon merchandise or providing a speaker to an event). The Company has determined that the performance obligation to these agreements are recognized based on when the agreed upon goods or services are delivered and are recognized at a point in time.

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period. As of December 31, 2023, 2022, 2021, $159,258, $130,014, and $81,357 of revenues, respectively, were not yet closed out of escrow and therefore were recorded as escrow receivable in the consolidated balance sheets. Accounts receivables from customers amounted to $72,950, $25,000, and $0 as of December 31, 2023, 2022, and 2021, respectively. Royalty receivable from customers amounted to $6,007, $0, and $0 as of December 31, 2023, 2022, and 2021, respectively. No allowance for expected credit loss has been recognized for these receivables.

90% of accounts receivables is due from two customers as of December 31, 2023. 100% of the royalty receivable is due from one customer as of December 31, 2023.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer). The Company has contract liabilities of $1,701,711 and

$1,152,311 as of December 31, 2023 and 2022, respectively, recognized as deferred revenue in the consolidated balance sheets.

Revenue recognized in 2023 from deferred revenue outstanding as of December 31, 2022 amounted to $784,220.

Refund Liabilities

A refund liability is recognized for the obligation to refund some or all of the consideration received (or receivable) from a customer. The liability is measured at the amount the Company ultimately expects it will have to return to the customer. The Company updates its estimates of refund liabilities (and the corresponding change in the transaction price) at the end of the reporting period.

As a result of changing membership subscriptions prior to the periods presented to now be free to users, the amounts received in advance by the Company under membership agreements became eligible to be refunded to the customers upon request.

Disaggregated Revenue Information

		2023		2022
Type of revenue:				
Membership	$	983,923	$	611,998
Coaching		855,436		1,714,070
Book Revenue		71,592		-
Events		17,250		199,294
Royalty		6,007		-
Others		94,499		45,000
Total revenue from contracts with customers	$	2,028,707	$	2,570,362
Timing of revenue recognition:				
Services transferred over time	$	1,839,359	$	2,326,068
Services transferred at a point in time		189,348		244,294
	$	2,028,707	$	2,570,362

Operating Expenses

The Company presents its operating expenses by nature in the categories presented in the statements of operations. The operating expenses are inclusive of all its operational expenses from the functions selling, general, and administrative ("SG&A").

Advertising Costs

Advertising costs are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred and recorded as product development and engineering expenses on the statements of operations.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company records expense for stock-based awards issued with only service-based vesting conditions using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options is determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $19,498,918 as of December 31, 2023, has sustained net losses of $3,623,990 and $7,498,209 for the years ended December 31, 2023 and 2022, has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022, respectively, and has limited liquid assets to satisfy its obligations as they come due, with cash of $509,373 and a working capital deficit of $6,786,058 as of December 31, 2023. The Company is also in default on its various note obligations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce operating cash flows and/or to obtain capital financing from investors sufficient

to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NON-CURRENT ASSETS

As of December 31, 2023 and 2022, property and equipment and intangible asset consisted of the following:

	2023		
	Computer & equipment		**Website**
Cost	$ 130,182	$	102,711
Less: Accumulated depreciation and amortization	(101,731)		(96,265)
Net Book Value	$ 28,451	$	6,446

	2022		
	Computer & equipment		**Website**
Cost	$ 130,182	$	102,711
Less: Accumulated depreciation and amortization	(61,289)		(79,862)
Net Book Value	$ 68,893	$	22,849

The Company's intangible asset consists of website domains, which were purchased from third parties at the recorded cost.

Depreciation and amortization totaled $56,845 and $57,176 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, no impairment in value of property and equipment or intangible assets was recognized. As of December 31, 2023, the cost of fully depreciated assets still being used by the Company amounted to $11,209 for property and equipment and $72,444 for intangible assets. Intangible assets with a cost basis of $30,267 have a weighted average remaining useful life of 0.75 and 1.31 years as of December 31, 2023 and 2022, and will be recognized straight line over the remaining amortization period.

NOTE 5: CONVERTIBLE NOTES

In 2021, the Company's Board of Directors authorized the issuance up to $10,000,000 in original principal amount of convertible notes. The Company issued convertible promissory notes for an aggregate principal amount of $4,181,266 ("2022 Notes") and $872,134 ("2021 Notes") in 2022 and 2021, respectively. In 2023, the Company issued convertible promissory notes with total principal amount of $2,657,031 ("2023 Notes") for an aggregate principal amount of $7,710,431. Interest accrues at a simple rate of 4% per annum. All of these notes are unsecured.

2021 Notes are in default, due and demandable as of December 31, 2023 while the 2022 Notes and the 2023 Notes will mature on December 31, 2025.

Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock ("Equity Securities") if the Company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $50,000,000 by the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's capital stock ("Fully Diluted Capitalization"), (b) shares of Series 1 Common Stock in the event of a change in the state of the Company's incorporation ("Corporate Transaction") at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. The Company determined these notes had beneficial conversion features contingent upon future events, and therefore the beneficial conversion feature discount will be recognized if and upon resolution of this contingency.

Interest expense on these notes amounted to $261,048 and $161,477 during the years ended December 31, 2023 and 2022, respectively. The Company incurred fees of $27,431 and $82,338 in the years ended December 31, 2023 and 2022, respectively, in conjunction with the issuance of these notes, which were reported as direct deduction from the face amount of the convertible notes and are amortized on the effective interest rate method to interest expense over the contractual life of these notes. The carrying value of these convertible notes as of December 31, 2023 and 2022 amounted to $7,689,241 and $4,988,045 as of December 31, 2023 and 2022, respectively.

NOTE 6: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company's amended and restated articles of incorporation authorized 53,000,000 shares of stock, consisting of 43,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. The common stock is divided into two series, designated as Series 1 Common Stock consisting of 28,200,000 shares, and as Series 2 Common Stock consisting of 14,800,000 shares. The preferred stock is designated as Series Seed Preferred Stock consisting of 10,000,000 shares.

On August 10, 2022, the Company amended and restated its articles of incorporation further increasing the total number of authorized shares of Series 1 Common Stock from 28,200,000 to 30,200,000 bringing the total authorized shares of the Company to 55,000,000.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock.

Conversion

Each share of Preferred Stock shall be convertible (i) at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Series 1 Common Stock determined by dividing the applicable original issue price for the relevant series by the applicable conversion price for such series or (ii) automatically into fully-paid, non-assessable shares of Series 1 Common Stock at the then effective conversion rate for such share upon (i) the closing of a firm commitment underwritten initial public offering covering the offer and sale of Common Stock or (ii) the affirmative vote of the holders of a majority in voting power of the outstanding Preferred Stock, voting as a separate class.

Each share of Series 2 Common Stock shall be convertible into one (1) fully paid and nonassessable share of Series 1 Common Stock (i) at the option of the holder thereof at any time upon written notice to the Company or (ii) automatically into one (1) fully paid and nonassessable share of Series 1 Common Stock upon the affirmative vote of the holders of Series 2 Common Stock representing a majority of the voting power of the outstanding shares of Series 2 Common Stock. In addition, each share of Series 2 Common Stock will automatically be converted into one (1) fully paid and nonassessable share of Series 1 Common Stock upon the occurrence of a transfer of such share that is not a Permitted Transfer (as defined in the Company's Charter).

Voting

Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of Series 1 Common Stock into which the shares of preferred stock held by such holder could be converted as of the record date, excluding fractional shares.

Each holder of shares of Series 1 Common Stock shall be entitled to one vote for each share of Series 1 Common Stock held of record by such holder.

Each holder of shares of Series 2 Common Stock shall be entitled to ten (10) votes for each share of Series 2 Common Stock held of record by such holder.

Series 2 Common Stock

14,794,491 shares of Series 2 Common Stock are issued and outstanding as of both December 31, 2023 and 2022.

Series 1 Common Stock

In February 2023, 56,375 options to purchase Series 1 Common Stock at $0.48 per share were exercised for total proceeds of $27,060. 56,375 and 0 shares of Series 1 Common Stock are issued and outstanding as of December 31, 2023 and 2022, respectively.

Series Seed Preferred Stock

As of both December 31, 2023 and 2022, a total of 7,752,170 shares of Series Seed Preferred Stock are issued and outstanding.

2021 Equity Incentive Plan

On September 8, 2021, the Company's Board of Directors adopted and the Company's stockholders approved the 2021 Equity Incentive Plan which provides for the grant of the following types of stock awards: (i) incentive stock options, (ii) nonstatutory stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards and (vi) other stock awards. The aggregate number of shares of common stock that may be issued pursuant to stock awards from and after the effective date will not exceed 2,500,000 shares and the aggregate maximum number of shares of common stock that may be issued pursuant to the exercise of incentive stock options will be 5,000,000 shares of common stock.

Summary of share options activities for the years ended December 31, 2023 and 2022 are as follows:

| | December 31, 2023 | | December 31, 2022 | |
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	1,895,620	$ 0.48	-	$ -
Granted	-	$ -	1,895,620	$ 0.48
Exercised	(56,375)	$ 0.48		$ -
Outstanding - end of year	1,839,245	$ 0.48	1,895,620	$ 0.48
Exercisable at end of year	877,726	$ 0.48	344,310	$ 0.48
Intrinsic value of options outstanding at year-end	$ -		$ -	
Weighted average duration (years) to expiration of outstanding options at year-end	8.42		9.42	
Weighted average duration (years) to expiration of exercisable options at year-end	8.35		9.27	

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors in 2023 and 2022:

	December 31, 2023	December 31, 2022
Risk Free Interest Rate	N/A	3.0%-4.48%
Expected Dividend Yield	N/A	0.00%
Expected Volatility	N/A	54.00%
Expected Life (years)	N/A	8.42
Fair Value per Stock Options	N/A	$0.273 - $0.285

The total grant-date fair value of the options granted during the years ended December 31, 2023 and 2022 amounted to $0 and $523,934. Stock based compensation expense related to these share options amounted to $147,299 and $93,997 for the years ended December 31, 2023 and 2022, respectively. The unrecognized compensation costs of $282,638 as of December 31, 2023 will be recognized as follows:

December 31,		
2024	$	131,814
2025		80,330
2026 beyond		70,494
	$	282,638

NOTE 7: RELATED PARTY TRANSACTIONS

As of December 31, 2021, the Company has a net receivable of $26,427 from the Company's founder and CEO. This was paid in 2022 by consulting services provided by the CEO to the Company.

A family member of the Company's CEO provided the Company with consulting services for $60,600 and $25,048 in 2023 and 2022, respectively. These were charged to operating expenses. $25,048 was outstanding as of December 31, 2022 and was included in accounts payable on the balance sheet. There was no outstanding balance related to this account as of December 31, 2023.

NOTE 8: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $3,789,449 and $3,051,099, respectively. The following table presents the deferred tax assets by source:

	2023		**2022**	
Deferred tax assets:				
Net operating loss carryforwards	$	3,294,165	$	2,711,931
Cash to accrual differences		495,284		339,168
Charitable contribution		-		-
Valuation allowance		(3,789,449)		(3,051,099)
Net deferred tax assets	$	-	$	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception.

Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $15,686,501 and $12,913,956, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020-2023 tax years remain open to examination.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40). This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock and amends the guidance for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related earnings per share guidance. This standard became effective for the Company beginning on January 1, 2022. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Company adopted this guidance effective January 1, 2022, and the adoption of this standard did not have a material impact on its consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. This ASU clarifies the accounting for modifications or exchanges of freestanding equity-classified written call options (i.e. warrants) so that the transaction should be treated as an exchange of the original instrument for a new instrument. This standard is effective for fiscal years beginning after December 15, 2021 on a prospective basis, with early adoption permitted. The Company adopted this guidance effective January 1, 2022, and the adoption of this standard did not have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope and to replace the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. Credit losses relating to available-for-sale debt securities will also be

recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The Company adopted this guidance effective January 1, 2023, and the adoption of this standard did not have a material impact on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Convertible Notes

In February 2024, The Company issued convertible notes with a total principal amount of $200,000 which bears 4% simple interest per year until such time it is converted pursuant to the terms of the senior convertible note purchase agreement.

Management's Evaluation

Management has evaluated all subsequent events through April 29, 2024, the date the consolidated financial statements were available to be issued and determined there are no additional material events requiring disclosure or adjustment to the consolidated financial statements.

Heroic CF SPV, LLC
A Delaware Limited Liability Company

Financial Statements and Report of Independent Registered Public Accounting Firm
As of December 31, 2023 and 2022
and for the periods then ended

HEROIC CF SPV, LLC
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Heroic CF SPV, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Heroic CF SPV, LLC ("the Company") as of December 31, 2023 and 2022, and the related statements of operations, changes in members' equity/(deficit), and cash flows for the year ended December 31, 2023 and for the period from April 21, 2022 (inception) to December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and the period from April 21, 2022 (inception) to December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company is dependent upon its Manager for payments of its expenses and other obligations and is wholly reliant on the success of its Manager for any future proceeds from its investments in the Manager's convertible notes. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525
We have served as the Company's auditor since 2022.

Spokane, Washington
April 29, 2024

Heroic CF SPV, LLC
BALANCE SHEETS
As of December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ -	$ -
Total Current Assets	-	-
Non-current Assets:		
Convertible notes receivable, related party	976,546	466,525
Accrued interest receivable, related party	35,492	4,203
Total Non-current Assets	1,012,038	470,728
TOTAL ASSETS	$ 1,012,038	$ 470,728
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)		
Current Liabilities:		
Due to a related party	$ -	$ -
Total Liabilities	-	-
Members' Equity/(Deficit):	1,012,038	470,728
Total Members' Equity/(Deficit)	1,012,038	470,728
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$ 1,012,038	$ 470,728

See accompanying Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these financial statements.

Heroic CF SPV, LLC
STATEMENTS OF OPERATIONS
For the year ended December 31, 2023 and for the period from April 21, 2022 (Inception) to
December 31, 2022

	2023	2022
Net Revenues	$ -	$ -
Operating expenses:		
General and administrative expense	-	-
Total operating expenses	-	-
Income/(Loss) from operations	-	-
Other Income/(Expense):		
Interest income, related party	31,289	4,203
Total Other Income/(Expense)	31,289	4,203
Net Income	$ 31,289	$ 4,203

See accompanying Report of Independent Registered Public Accounting Firm and accompanying notes, which are
an integral part of these financial statements.

Heroic CF SPV, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the year ended December 31, 2023 and for the period from April 21, 2022 (Inception) to
December 31, 2022

	Total Members' Equity/(Deficit)
Balance at April 21, 2022 (inception)	$ -
Membership subscriptions	466,525
Net income	4,203
Balance at December 31, 2022	470,728
Membership subscriptions	510,021
Net income	31,289
Balance at December 31, 2023	$ 1,012,038

Heroic CF SPV, LLC
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2023 and for the period from April 21, 2022 (Inception) to December 31, 2022

	2023	2022
Cash Flows from Operating Activities		
Net income	$ 31,289	$ 4,203
Adjustments to reconcile net loss to net cash used in operating activities:		
Non-cash interest income on convertible notes, related party	(31,289)	(4,203)
Net Cash Used in Operating Activities	-	-
Net Change In Cash	-	-
Cash at Beginning of Period	-	-
Cash at End of Period	$ -	$ -
Supplemental Disclosure of Cash Flow Information:		
Purchase of convertible notes receivable, related party, paid by member subscriptions	$ 510,021	$ 466,525

Heroic CF SPV, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the year ended December 31, 2023 and for the period from April 21, 2022 (Inception) to December 31, 2022

NOTE 1: NATURE OF OPERATIONS

Heroic CF SPV, LLC (the "Company") was incorporated on April 21, 2022 under the laws of the State of Delaware. The Company will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Heroic Enterprises, Public Benefit Corporation. The Company is headquartered in Austin, Texas. The Company's manager is Heroic Enterprises, Public Benefit Corporation (the "Manager").

The Company is dependent upon its Manager for additional capital resources and payment of its ongoing expenses and obligations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

<u>Use of Estimates</u>
The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash Equivalents and Concentration of Cash Balance</u>
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and 2022, the Company has not established a deposit account with a financial institution.

<u>Risks and Uncertainties</u>
The Company has a limited operating history. The Company is reliant upon the success of its Manager, who's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

<u>Deferred Offering Costs</u>
The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity upon the completion of an offering or to expense if the offering is not completed.

<u>Fair Value Measurements</u>
Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal

or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition
Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company does not expect to earn any revenue.

Expenses
In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fee, and costs of organization, are expensed as incurred.

Under the terms of the Company's operating agreement, the Manager is responsible for all expenses of the Company, which are expected to primarily include accounting and other administrative expenses as the Company has no operations aside from holding the convertible notes in the Manager.

Heroic CF SPV, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the year ended December 31, 2023 and for the period from April 21, 2022 (Inception) to December 31, 2022

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statement. Income from the Company is reported and taxed to the members on their individual tax returns. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is dependent upon its Manager for payments of its expenses and other obligations and is wholly reliant on the success of its Manager for any future proceeds from its investments in the Manager's convertible notes. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its Manager financing its expenses and other obligations, the continuation of its Manager as a going concern, and its Manager's ability to satisfy its obligations to the Company under the convertible notes held by the Company. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: CONVERTIBLE NOTES RECEIVABLE

The Company invested all of its subscriptions into convertible notes of its Manager, as discussed in Note 5. The Company invested in $510,021 ("2023 Notes") and $466,525 ("2022 Notes) in 2023 and 2022, respectively, for an aggregate principal amount of $976,546. These notes are Manager's convertible notes issued under the Manager's Regulation CF offering that commenced in August 2022. These notes accrue interest at 4%. 2023 Notes and 2022 Notes mature in December 2025, if not otherwise converted or repaid prior to such.

Interest income of $31,289 and $4,203 was recognized on these notes for the periods ended December 31, 2023 and 2022, respectively. The outstanding balance of interest receivable amounted to $35,492 and $4,203 as of December 31, 2023 and 2022, respectively.

Heroic CF SPV, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the year ended December 31, 2023 and for the period from April 21, 2022 (Inception) to December 31, 2022

The convertible notes contain conversion rights if and upon the next equity financing of the Manager of at least $10,000,000 at a 20% discount to the pricing in the triggering round or at a valuation cap of $50,000,000 on the fully diluted capitalization of the Manager. If and upon a corporate transaction, the Company may elect to either receive the then outstanding principal and accrued interest or such amount as would be payable if the convertible notes were converted to the Manager's stock at a $50,000,000 valuation on the Manager's fully diluted capitalization. At maturity, the majority of the holders of the Company's equity interests may elect to convert the convertible notes into the Manager's Series 1 Common Stock at a valuation of $50,000,000 on the Manager's fully diluted capitalization.

NOTE 5: MEMBERS' EQUITY/(DEFICIT)

The Company is a Limited Liability Company formed on April 21, 2022. It will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Heroic Enterprises, Public Benefit Corporation. The Company's manager is Heroic Enterprises, Public Benefit Corporation (the "Manager"). Under the Company's operating agreement terms, the Manager has wide discretion in the management and decision making of the Company and effectively exercises full control of the Company.

The securities in the Manager's Regulation CF offering were issued by both the Manager and the Company. The proceeds from the offering from the issuance of the Company's interests were invested immediately in the convertible notes issued by the Manager (the "CF Notes") (see Note 4). The Company is the legal owner of the CF Notes. Investors in the Regulation CF offering own membership interests in the Company. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the CF Notes (and the shares into which they convert) as if they had invested directly with the Manager. During the period ended December 31, 2022, the Company issued membership interests to investors in the Manager's Regulation CF offering for total subscriptions of $466,525. During the year ended December 31, 2023 the Company issued membership interests to investors in the Manager's Regulation CF offering for total subscriptions of $510,021.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope and to replace the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The Company adopted this guidance effective January 1, 2023, and the adoption of this standard did not have a material impact on its consolidated financial statements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 29, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.